MacroChem Corporation
                         40 Washington Street, Suite 220
                            Wellesley Hills, MA 02481
                            Telephone: (781) 489-7310
                               Fax: (781) 489-7311

                                              Glenn E. Deegan, Esq.
                                              Vice President and General Counsel



January 8, 2007


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

      Re:         MacroChem Corporation
                  Form 10-K for the year ended December 31, 2005
                  File No. 0-13634

Dear Mr. Rosenberg:

Reference is made to your letter dated December 21, 2006 (the "Comment Letter") addressed to MacroChem Corporation ("MacroChem" or the "Company") containing comments that pertain to MacroChem's Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-13634) (the "Form 10-K") filed on March 28, 2006. As set forth in the Comment Letter, MacroChem's response is due on or before January 8, 2007. Although MacroChem fully intends to respond to the Commission's comments and is working diligently to that end, for the reasons set forth in this letter, the Company requires additional time to provide a complete and adequate response.

As discussed with the Staff of the Commission, the Company received the Comment Letter just prior to the holidays, a period of time during which the Company's offices were closed for several days. As a result, the availability of Company employees whose input is necessary in preparing a response has been quite limited for the past two weeks. In addition, preparation of a response requires coordination of schedules with the Company's outside auditors and outside counsel whose availability during this time period has likewise been extremely limited. As a result, the Company requires additional time to provide a complete and adequate response to the Comment Letter. The Company will provide a response on or before January 19, 2007.

Please direct any comments or questions regarding this letter or MacroChem's responses to the Comment Letter to me at (781) 489-7310. Thank you.

Sincerely,

/s/ Glenn E. Deegan
Glenn E. Deegan